EXHIBIT 99.2
VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of October 5, 2010, by and among Razor Holdco Inc., a Delaware corporation (“Parent”), and the parties listed on Annex I hereto (each, a “Shareholder”).  Capitalized terms used but not defined in this Agreement have the meanings ascribed thereto in the Merger Agreement (as defined below).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Thermadyne Holdings Corporation, a Delaware corporation (the “Company”), Parent and Razor Merger Sub Inc. are entering into an Agreement and Plan of Merger of even date herewith (as it may be amended, restated, supplemented or modified from time to time but without giving effect to any amendment, restatement, supplement or other modification that decreases the Merger Consideration, the “Merger Agreement”);

WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner of, and has the right to vote and dispose of, the shares of Company Common Stock identified opposite such Shareholder’s name on Annex I (such shares, together with any other shares of Company Common Stock with respect to which such Shareholder acquires beneficial ownership prior to the termination hereof, collectively, the “Shareholder Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that each Shareholder enter into this Agreement and, in order to induce Parent to enter into the Merger Agreement, each Shareholder is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreements of each Shareholder.

(a) Voting.  From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, each Shareholder shall vote its Shareholder Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of (A) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any Acquisition Proposal or any other proposal made in opposition to adoption of the Merger Agreement and (iii) against any agreement (including any amendment of any agreement), amendment of the Company’s Organizational Documents or other action, in each case, that is intended or could reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement.  Any such vote shall be cast (or consent shall be given) by each Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent) (to the fullest extent that such Shareholder Shares may be counted for quorum purposes under Applicable Law).  Except as set forth in this Section 1(a), none of the Shareholders shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of the Company, provided such other matters do not breach any of such Shareholder’s obligations under this Section 1(a).   In the event that such Shareholder’s proxy has been granted to Parent pursuant to Section 1(b), Shareholder shall have no obligations under this Section 1(a) with respect to the meeting of the shareholders of Company for which such proxy has been granted.

(b) Proxy.

(i) In furtherance of each Shareholder’s agreement in Section 1(a), each Shareholder hereby appoints Parent as each Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each Shareholder, to vote all Shareholder Shares (at any meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of the Shareholder Shares, (i) in favor of (A) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any Acquisition Proposal or any other proposal made in opposition to adoption of the Merger Agreement and (iii) against any agreement (including any amendment of any agreement), amendment of the Company’s Organizational Documents or other action, in each case, that is intended or could reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement; provided, however, that each Shareholder’s grant of the proxy contemplated by this Section 1(b) shall be effective if, and only if, such Shareholder has not delivered to the Secretary of the Company at least ten business days prior to such meeting a duly executed proxy card previously approved by Parent voting such Shareholder Shares in the manner specified in Section 1(a) or in the event such proxy card has been thereafter modified or revoked or otherwise fails to provide evidence of such Shareholder’s compliance with its obligations under Section 1(a) in form and substance reasonably acceptable to Parent.

(ii) It is hereby agreed that the Parent will use any proxy granted by any Shareholder solely in accordance with Applicable Law and will only vote the Shareholder Shares subject to such proxy with respect to the matters and in the manner specified in Section 1(b).

(iii) Such proxy shall be valid and irrevocable until the termination of this Agreement in accordance with Section 4. Any proxy granted hereunder shall terminate, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, upon the termination of this Agreement.

(iv)  Each Shareholder represents that any and all other proxies heretofore given in respect of Shareholder Shares are revocable, and that such other proxies have been revoked.  Each Shareholder affirms that the foregoing proxy is: (i) given (A) in connection with the execution of the Merger Agreement and (B) to secure the performance of each Shareholder’s duties under this Agreement, (ii) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (iii) intended to be irrevocable prior to termination of this Agreement in accordance with Delaware Law.  All authority herein conferred shall be binding upon the successors and assigns of each Shareholder.

(c) Appraisal Rights.  Each Shareholder hereby waives, and agrees not to exercise or assert, any appraisal or similar rights in connection with the transactions contemplated by the Merger Agreement.

(d) Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until any termination of this Agreement in accordance with its terms, each Shareholder shall not, directly or indirectly (i) sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii) of this Section 1(d).  Notwithstanding the foregoing, a Shareholder may transfer its Shareholder Shares to any controlled Affiliate thereof, if such affiliate transferee, agrees in writing, in an instrument reasonably acceptable to Parent, to be bound by this Agreement as a Shareholder hereunder.

(e) No Solicitation.  Each Shareholder agrees to comply with and, not take any action prohibited by, Section 6.03 of the Merger Agreement.

(f) No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shareholder Shares, other than the right to vote the Shareholder Shares upon the terms and subject to the conditions of this Agreement.  Except as provided in this Agreement, all rights, ownership and economic benefits of and relating to each Shareholder Shares shall remain vested in and belong to such Shareholder.  Nothing in this Agreement shall be interpreted as obligating any Shareholder to exercise any warrants, options, conversion of convertible securities or otherwise to acquire Company Common Stock.

(g) Publication.  Each Shareholder (i) consents to Parent publishing and disclosing each Shareholder’s identity and ownership of Company Common Stock and the nature of each Shareholder’s commitments, arrangements and understandings under this Agreement, in each case, solely to the extent required to be disclosed under Applicable Law in the Company Proxy Statement (including all schedules and documents filed with the SEC) or any other disclosure document required to be filed or made under Applicable Law in connection with the Merger and any other transactions contemplated by the Merger Agreement and (ii) agrees to give promptly to Parent any information Parent may reasonably require for the preparation of any such disclosure documents (provided, that the foregoing shall not require any Shareholder to disclose (i) any information, that in the reasonable judgment of such Shareholder, would result in the disclosure of any trade secrets of third parties or violate any of its confidentiality obligations owed to third parties, (ii) any information that would, in the reasonable judgment of the such Shareholder, waive the protection of attorney-client privilege, or (iii) any sensitive or confidential information that would expose such Shareholder or any of its affiliates to the risk of liability).  To the extent practicable, each such Shareholder shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure.  Each Shareholder agrees to promptly notify Parent of any required corrections with respect to any information supplied by each Shareholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

2. Representations and Warranties of Parent.  Parent represents and warrants to each Shareholder as of the date hereof that:

(a) Organization; Authority.  Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Parent has all necessary limited liability or corporate power and authority, as applicable, to execute and deliver this Agreement and to perform their respective obligations hereunder.  The execution and delivery by Parent of this Agreement and, subject to the terms and conditions of the Merger Agreement, the performance of its obligations hereunder, have been duly authorized by all necessary action on the part of Parent.  This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery hereof by each Shareholder, constitutes a valid and binding obligation of Parent, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) Consents and Approvals; Non-Contravention.  The execution and delivery by Parent of this Agreement and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than, (i) the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 (as applicable) of the 1934 Act, as may be required in connection with this Agreement and the transactions contemplated under the Merger Agreement and (ii) any actions or filings the absence of which would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by Parent of any of its obligations under this Agreement on a timely basis.  Neither the execution and delivery of this Agreement by Parent, nor the performance by Parent of its obligations hereunder will, (A) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or (B) assuming compliance with the matters referred to in this Section 2(b), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, except in the case of clause (B), as would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by Parent of any of its obligations under this Agreement.

3. Representations and Warranties of each Shareholder.  Each Shareholder represents and warrants, severally and not jointly, to Parent as of the date hereof that:

(a) Organization; Authority.  Such Shareholder is a limited partnership that is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Such Shareholder has all necessary limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery by such Shareholder of this Agreement and the performance of its obligations hereunder have been duly authorized and approved by all necessary action on the part of such Shareholder and no further action on the part of such Shareholder is necessary to authorize the execution and delivery by such Shareholder of this Agreement or the performance by such Shareholder of its obligations hereunder.  This Agreement has been duly executed and delivered by such Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) Consents and Approvals; Non-Contravention.  The execution and delivery by such Shareholder of this Agreement and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than, (i) the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 (as applicable) of the 1934 Act, as may be required in connection with this Agreement and (ii) any actions or filings the absence of which would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by such Shareholder of any of its obligations under this Agreement on a timely basis.  Neither the execution and delivery of this Agreement by such Shareholder, nor the performance by such Shareholder of its obligations hereunder will, (A) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of such Shareholder, (B) assuming compliance with the matters referred to in this Section 3(b), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (C) result in the creation or imposition of any Lien on the right to vote any Shareholder Shares, except in the case of clauses (B) and (C), as would not be reasonably expected to, individually or in the aggregate, materially delay or impair the performance by such Shareholder of any of its obligations under this Agreement.

(c) Ownership of Shares.  Such Shareholder owns, beneficially and of record, the Shareholder Shares set forth opposite its name on Annex I (as may be subject to adjustment as set forth in Section 5(b)).  Such Shareholder owns such Shareholder Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States).  Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, such Shareholder has sole voting power and sole power of disposition with respect to its Shareholder Shares, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto and no Person other than such Shareholder has any right to direct or approve the voting or disposition of any Shareholder Shares.  As of the date hereof, such Shareholder does not own, beneficially or of record, any securities of the Company other than as set forth on Annex I.

(d) Opportunity to Review; Reliance.  Such Shareholder has had the opportunity to review this Agreement with counsel of his or its own choosing.  Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

4. Termination.  This Agreement and the proxy granted pursuant to Section 1(b) hereof shall terminate on the first to occur of the (a) Effective Time, (b) termination of the Merger Agreement in accordance with its terms, (c) the effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would reduce the amount or change the form of the Merger Consideration payable in the Merger unless consented to in writing by each Shareholder and (d) the mutual written consent of the Parent and each Shareholder.  Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for breach of this Agreement and (ii) the provisions of this Section 4 and Section 5 shall survive any termination of this Agreement.

5. Miscellaneous.

(a) Expenses.  All costs and expenses incurred in connection with the obligations hereunder shall be paid by the party incurring such costs and expenses.

(b) Additional Shares.  Until any termination of this Agreement in accordance with its terms, each Shareholder shall promptly notify Parent of the number of shares, if any, as to which each Shareholder acquires record or beneficial ownership after the date hereof.  Any shares as to which each Shareholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Shareholder Shares for purposes of this Agreement.  Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting shares of Company Common Stock, the number of shares constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to each Shareholder in connection therewith.

(c) Definition of “Beneficial Ownership”.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the 1934 Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(d) Further Assurances.  From time to time, at the reasonable request of Parent and at the sole cost of Parent, each Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary to perform the obligations hereunder.

(e) Amendments; Waiver.  This Agreement may not be amended or supplemented, except by a written agreement executed by each of the parties hereto.  At anytime prior to the termination of this Agreement, any party to this Agreement may, subject to Applicable Law, (i) waive any inaccuracies in the representations and warranties of any other party hereto, (ii) extend the time for the performance of any of the obligations or acts of any other party hereto or (iii) waive compliance by the other party with any of the agreements contained herein.  Notwithstanding the foregoing, no failure or delay by any party to this Agreement in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(f) Assignment.  Except as set forth in Section 1(d), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 5(f) shall be null and void.

(g) Entire Agreement.  This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(h) No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto (and their respective successors and permitted assigns) any right or remedy of any nature whatsoever under or by reason of this Agreement.

(i) Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i) This Agreement, and any other agreement, document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement (or such other document) or the negotiation, execution, termination, performance or nonperformance of this Agreement (or such other document) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Delaware, without regard to its conflicts of law principles.

(ii) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the obligations hereunder (including against any third party) shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5(k) shall be deemed effective service of process on such party.

(iii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE OBLIGATIONS HEREUNDER.

(j) Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, this being in addition to any other remedy to which they are entitled at law or in equity.

(k) Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given:

if to Parent, to:

Razor Holdco Inc.
c/o IPC Manager III, L.P.
277 Park Avenue, 39th Floor
New York, New York 10172
Attention: Eve Mongiardo, Chief Financial Officer
Facsimile No.: (212) 551-4524

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: David Zeltner, Matthew J. Gilroy
Facsimile No.: 212-310-8007

if to each Shareholder, to:

Angelo Gordon & Co., L.P.
245 Park Avenue
26th Floor
New York, New York 10167
Attention: Kirk Wickman
Facsimile: 212-338-9611

with a copy to:

Akin Gump Strauss Hauer & Feld, LLP
One Bryant Park
New York, New York 10036
Attention: David D’Urso
Facsimile: 212-872-1002

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

(l) Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the obligations hereunder are not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the obligations hereunder be performed as originally contemplated to the fullest extent possible.

(m)  Interpretation.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Sections are to Sections of this Agreement unless otherwise specified.    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  Except as the context may otherwise require, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

(n) Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by PDF file (portable document format file) shall be as effective as delivery of a manually executed counterpart of this Agreement.

(o) Shareholder Obligations Several and not Joint.  The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

(p) Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed as of the date first above written.

RAZOR HOLDCO INC.

By:	/s/ Douglas R. Korn
	Name:	Douglas R. Korn
	Title:	President

AG SUPER ADVANTAGE, L.P.

AG CNG FUND, L.P.
AG MM, L.P.

AG CAPITAL RECOVERY PARTNERS, L.P.
PHS BAY COLONY FUND, L.P.

AG CAPITAL RECOVERY PARTNERS II, L.P.

AG ELEVEN PARTNERS, L.P.

GAM ARBITRAGE INVESTMENTS, INC.

AG SUPER FUND INTERNATIONAL PARTNERS, L.P.

NUTMEG PARTNERS, L.P.

PHS PATRIOT FUND, L.P.

AG PRINCESS, L.P.

AG SUPER FUND, L.P.
AG CAPITAL FUNDING PARTNERS, L.P.

By:	Angelo Gordon & Co., L.P., as Investment Manager

By:	/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Chief Administrative Officer